UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-36765

Momo Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change to Composition of Board of Directors

Mr. Joseph C. Tsai has been appointed as a director of Momo Inc. (the “Company”), effective on February 22, 2016. Mr. Hongping Zhang resigned as a director of the Company on February 19, 2016, effective immediately.

Mr. Tsai joined Alibaba Group Holding Limited (“Alibaba”) in 1999 as a member of the Alibaba founding team and has served as Alibaba’s executive vice chairman since May 2013. He has been a non-executive director of Alibaba Health Information Technology Limited since September 2015. Joe previously served as Alibaba’s chief financial officer and has been a member of Alibaba’s board of directors since its formation. From 1995 to 1999, Mr. Tsai worked in Hong Kong with Investor AB, the main investment vehicle of Sweden’s Wallenberg family, where he was responsible for Asian private equity investments. Prior to that, he was vice president and general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Mr. Tsai was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New York-based international law firm. Mr. Tsai serves on the boards of directors of several of Alibaba’s investee companies. Mr. Tsai is qualified to practice law in the State of New York. He received his bachelor’s degree in Economics and East Asian Studies from Yale College and a juris doctor degree from Yale Law School.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Momo Inc.

By:	/s/ Jonathan Xiaosong Zhang
Name:	Jonathan Xiaosong Zhang
Title:	Chief Financial Officer

Date: February 23, 2016

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